EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Three months ended
March 31, 2008

Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$36,858
Add: Interest expense	41,288
Depreciation expense on cap’d interest	263
Amortization of deferred financing costs	1,162

Earnings before fixed charges	$79,571

Fixed charges:
Interest expense	$41,288
Amortization of deferred financing charges	1,162
Capitalized interest	6,843

Fixed charges	49,293

Preferred share distributions	—
Preferred unit distributions	5,253

Combined fixed charges	$54,546

Ratio of earnings to fixed charges	1.61

Ratio of earnings to combined fixed charges	1.46